UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

EMS TECHNOLOGIES, INC.
(Name of Subject Company)

EGRET ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of

HONEYWELL INTERNATIONAL INC.
(Parent of Offeror)

Common Stock, $0.10 Par Value Per Share,
including associated common stock purchase rights
(Title of Class of Securities)

26873N108
(CUSIP Number of Class of Securities)

Thomas F. Larkins
Egret Acquisition Corp.
c/o Honeywell International Inc.
Vice President, Deputy General Counsel and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, NJ 07962-2497
(973) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David Robbins
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue
Los Angeles, CA 90071-3106
(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$549,974,535	$63,853

(1)	Estimated for purposes of calculating the filing fee only and based on share figures as of June 22, 2011. This amount is determined by multiplying 16,665,895 shares of EMS Technologies, Inc. common stock (which includes shares of common stock issued and outstanding, restricted stock and outstanding options with an exercise price of less than $33.00 per share, but excluding treasury shares) by $33.00 per share, which is the offer price.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. The fee is $116.10 per $1,000,000 and is calculated by multiplying the transaction value by .0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: 63,853	Filing Party: Egret Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: June 27, 2011

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 5 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”), with the Securities and Exchange Commission (“SEC”) on June 27, 2011, as amended by Amendment No. 1 filed July 8, 2011, Amendment No. 2 filed July 13, 2011, Amendment No. 3 filed July 21, 2011 and Amendment No. 4 filed July 26, 2011 (which, together with any amendments and supplements hereto, collectively constitute the “Schedule TO”) relating to the tender offer by Purchaser, a wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share (“EMS Common Stock”), of EMS Technologies, Inc., a Georgia corporation (“EMS”), including the associated common stock purchase rights (collectively, the “Shares”), at a purchase price of $33.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (which, together with the amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed with the SEC on June 27, 2011.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

          The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following to the end of “Certain Legal Matters; Regulatory Approvals – U.S. Antitrust Compliance” on page 50 of the Offer to Purchase:

          “On August 1, 2011, the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer. As a result, the condition of the Offer related to the early expiration or termination of the waiting period under the HSR Act has been satisfied. Parent has also received the required foreign antitrust approval in Austria. The Offer continues to be conditioned upon the other conditions described in Section 15—“Conditions of the Offer” of the Offer to Purchase, including, among other things, the receipt of Canadian antitrust approval and approvals of the Federal Communications Commission.

On August 2, 2011, Parent issued a press release announcing the early termination of the HSR Act waiting period. The full text of the press release issued by Parent is set forth as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(J)	Press release issued by Honeywell International Inc., dated August 2, 2011, announcing the early termination of the Hart-Scott Rodino Act Waiting Period

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Egret Acquisition Corp.

By:	/S/ Thomas F. Larkins

Name:	Thomas F. Larkins
Title:	Secretary

Dated: August 2, 2011

Honeywell International Inc.

By:	/S/ Anne T. Madden

Name:	Anne T. Madden
Title:	Vice President, Corporate Development and Global Head M&A

Dated: August 2, 2011

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2011*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 27, 2011*

(a)(1)(G)	Press Release issued by Honeywell International Inc., dated June 27, 2011, announcing the commencement of the Offer*

(a)(1)(H)	Complaint filed July 8, 2011, in the Superior Court of Fulton County of the State of Georgia, captioned Shaev v. EMS Technologies, Inc., et al. (Civil Action No. 2011CV203036) (incorporated by reference to Exhibit (a)(18) to Amendment No. 3 to Schedule 14D-9 filed by EMS Technologies, Inc. with the Securities and Exchange Commission on July 13, 2011)*

(a)(1)(I)	Press release issued by Honeywell International Inc., dated July 26, 2011, announcing the extension of the Offer*

(a)(1)(J)	Press release issued by Honeywell International Inc., dated August 2, 2011, announcing the early termination of the Hart-Scott Rodino Act Waiting Period**

(d)(1)	Agreement and Plan of Merger, dated as of June 13, 2011, among EMS Technologies, Inc., Egret Acquisition Corp., and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by EMS Technologies, Inc. with the Securities and Exchange Commission on June 13, 2011)*

__________

*Previously filed.

**Filed herewith.